SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3Q22 FINANCIAL RESULTS

October 31, 2022

Companhia Siderúrgica Nacional

3Q22 RESULTS

São Paulo, October 31, 2022 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) discloses its third quarter of 2022 (3Q22) financial results in Brazilian Reais, with all financial statements consolidated in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

The comments address the Company's consolidated results in the third quarter of 2022 (3Q22) and the comparisons are in relation to the third quarter of 2021 (3Q21) and the second quarter of 2022 (2Q22). The price of the dollar was BRL 5.44 on 09/30/2021; BRL 5.24 on 06/30/2022 and BRL 5.41 on 09/30/2022.

Operational and financial highlights of 3Q22

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3Q22 RESULTS

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on income, net financial result, income from investment participation, income from other operating income/expenses and includes a proportional participation of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted Ebitda Margin is calculated from Adjusted Ebitda divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Cashed Risk transactions.

Consolidated Results

•	Net revenue totaled BRL 10,897 million on 3Q22, which represents a 3.1% increase when compared to 2Q22. This result reflects the increased commercial activity and increased sales volume of the Company's main segments, but partially offset by lower prices of iron ore and steel products.

•	The cost of goods sold (COGS) totaled BRL 8,359 million in 3Q22, an increase of 10.5% compared to 2Q22, as a result of the continued high prices of some raw materials such as coke oven coal, in addition to higher costs with reducers in steel operations and greater mine movement.

•	The higher cost pressure negatively impacted the gross margin that attained 23.3% in 3Q22 and was 5.2 p.p. lower than that recorded in 2Q22. This performance mainly reflects the dynamics of the provisional prices in mining and the temporary impact of rising raw material costs, an effect that is already starting to decrease in 4Q22.

•	Sales, general and administrative expenses totaled for BRL 798 million in 3Q22, 22.6% higher than in the previous quarter, as a consequence of the increase in commercial activity through all segments in the period, but partially offset by lower prices with freight on the C3 route.

•	The group of other operating income and expenses was negative in BRL 707 million in 3Q22, mainly as a result of the cash flow hedge accounting operations that totaled BRL 418 million in the period.

•	The financial result was negative in BRL 318 million in 3Q22, which represents a 64.3% decline compared to the previous quarter, as a consequence of the normalization of financial expenses after a quarter with minimal changes in the value of Usiminas shares.

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3Q22 RESULTS

•        The equity result was positive at BRL 94 million in 3Q22, a performance 74% higher than in the last quarter, as a consequence of the operational improvement in MRS results.

•        In 3Q22, the Company's Net Income was BRL 238 million, 35.5% lower than in the last quarter, highlighting the lower operating performance in the period due to the decline in international prices, which ended up compensating for the lower financial expenses presented in the quarter.

Adjusted EBITDA

* The Company discloses its adjusted EBITDA excluding participation in investments and other operating income (expenses), understanding that it should not be considered in the calculation of recurring Operational Cash generation.

•	In 3Q22, Adjusted EBITDA was BRL 2,714 million, with an Adjusted EBITDA Margin of 23.9%, 5.7 p.p. below that recorded last quarter. This reduction in profitability is a direct consequence of the cost pressure in the steel industry and the impact of iron ore and steel prices on international markets, which ended up compensating for the higher commercial activity recorded in the quarter. However, it is also important to highlight the temporary effect of this pressure since it is already possible to check an accommodation of costs and prices for the result at the end of the year. In addition, it is also worth noting the impact of the incorporation of LafargeHolcim in the cement segment, whose EBITDA increased by 58.4% in 3Q22, even considering only one month of operational result.

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3Q22 RESULTS

Adjusted EBITDA (BRL MM) and Adjusted EBITDA Margin¹ (%)

¹ Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers 100% of the stakes in CSN Mineração's consolidation and 37.27% in MRS.

Adjusted Cash Flow¹

Adjusted Cash Flow in 3Q22 reached BRL 3,168 million, an increase of BRL 2,338 million compared to the previous quarter due to the combination of (i) efficient working capital management, (ii) seasonality in the payment of taxes, and (iii) lower impact of financial expenses. With this, the Company was able to mitigate the lowest operating results, presenting a reduction in accounts receivable and longer term with suppliers.

Adjusted Cash Flow¹ on 3Q22 (BRL MM)

¹ The concept of adjusted cash flow is calculated from adjusted Ebitda, subtracting Ebitda from Jointly Controlled Companies, CAPEX, IT, Financial Results and Changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is composed by the change in Net Working Capital, plus the change in accounts of long-term assets and liabilities and disregarding the net change in IT and SC.

Debt

As of 09/30/2022, consolidated net debt reached BRL 24,300 million, with the leverage indicator measured by the Net Debt/EBITDA ratio reaching 1.69x. This leverage increase is a consequence of the disbursement made in the period, with the payment for the acquisition of LafargeHolcim, in addition to the CSN Mineração’s 2nd Debentures Issuance. However, despite this greater need for financial disbursements, CSN maintained its policy of carrying a large amount of cash, which in this quarter reached approximately BRL 15.7 billion.

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3Q22 RESULTS

Debt (BRL Billion) and

Net Debt /Adjusted EBITDA (x)

¹ Net Debt / EBITDA: To calculate the debt, please consider the final dollar of each period and for net debt and EBITDA the average dollar of the period.

The Company remains very active in its goal of extending its debt amortization period, focusing on long-term operations and the local capital market. Among the main projects of 3Q22, the second issuance of CMIN’s Infrastructure debentures in the amount of BRL 1.4 billion, as well as operations to support the acquisition of LafargeHolcim's Brazilian assets, stand out. In addition, the Company has just completed its 12th issuance of institutional debentures, which will impact the 4Q22 result and focuses precisely on the extension of the average debt term.

Amortization Schedule (BRL Billion)

¹ IFRS: does not consider participation in MRS (37.27%).

² Gross Debt/Management Net considers participation in MRS (37.27%) and gross interest.

3 Medium term after completion of the Liability Management Plan.

Foreign Exchange Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet of 3Q22 was US$ 217 million, as shown in the table below, in line with the Company's policy of minimizing the impacts of exchange rate volatility on the result. The Hedge Accounting adopted by CSN correlates the projected dollar exports flow with future debt maturities in the same currency. Thus, the exchange variation of the dollar debt is temporarily recorded in the equity, being brought to the result when the dollar revenues from said exports occur.

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3Q22 RESULTS

Investments

A total of BRL 839 million was invested in 3Q22, a stable performance compared to the previous quarter with the increase in investments in cement offsetting the delayed delivery of orders for expansion projects in the mining segment, which should present a higher concentration at the beginning of 2023.

Net Working Capital

Net Working Capital applied to the business totaled BRL 1,343 million in 3Q22, a 69% decrease when compared to 2Q22 as a result of the increase in the line of suppliers, due to the mix of purchases and longer negotiated terms, in addition to the drop in inventories.

The calculation of the Net Working Capital applied to the business does not take Glencore's advances, as shown in the following table:

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3Q22 RESULTS

¹ Other CCL Assets: Considers employees advances and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory losses. For the calculation of the SME, warehouse balances are not considered.

Closing of LafargeHolcim

On September 6, 2022, the Company completed the acquisition of 100% of the shares issued by LafargeHolcim Brasil and officially became the second largest cement producer in the Brazilian market, with an installed capacity of 16.3 Mton year, 172% higher than 2021. With the conclusion of this operation, the cement segment had one month of LafargeHolcim’s results in its 3Q22 numbers.

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3Q22 RESULTS

Results by Business Segments

STEEL	MINING	LOGISTICS	ENERGY	CEMENT

CIMENTO
CSN

STEEL	MINING	LOGISTICS	ENERGY	CEMENT
Usina Presidente Vargas Porto Real Paraná Lusosider Prada (Distribuição e Embalagens) Aços Longos (UPV) SWT LLC Metalgráfica	Casa de Pedra Tecar Engenho Pires Fernandinho ERSA Quebra-Queixo	Railway: MRS e FTL Port: Sepetiba Tecon	CSN Energia Itasa	Volta Redonda Arcos Alhandra PCH Sacre PCH Santa Ana CSN Cimentos Brasil

Net Revenue by Segment - 3Q22 (BRL million-before eliminations)

Steel
Mining
Logistics
Energy
Cement
70.6%
23.2%
6.6%
0.4%
7.1%
7,627 7,706 7,698
2,804 2,608 2,527
578 669 722
66 47 48
387 475 778
3Q21 2Q22 3Q22

Adjusted EBITDA by Segment - 3Q22 (BRL million-before eliminations)

Steel
Mining
Logistics
Energy
Cement
46.1%
33.8%
12.6%
-0.4%
9.5%
2,854 1,905 1,251
1,043 931 916
279 322 343
24 (6) (10)
143 163 257
3Q21 2Q22 3Q22

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3Q22 RESULTS

Result 3Q22 (BRL million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,698	2,527	69	653	48	778	(875)	10,897
Domestic Market	5,655	437,50	69	653	48	778	(1,091)	6,549
Foreign Market	2,044	2,089					215	4,348
COGS	(6,426)	(1,800)	(54)	(397)	(53)	(501)	873	(8,359)
Gross profit	1,272	727	14	256	(5)	276	(3)	2,538
DGA/DVE	(334)	(63,49)	(7)	(37)	(10)	(100)	(248)	(798)
Depreciation	313	253	9	108	4	82	(78)	689
Proportional EBITDA of joint contr.	-		-	-	-	-	285	285
Adjusted EBITDA	1,251	916	16	327	(10)	257	(44)	2,714

Result 2Q22 (BRL million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,706	2,608	77	592	47	475	(940)	10,566
Domestic Market	5,248	411,20	77	592	47	475	(1,032)	5,819
Foreign Market	2,458	2,196	-	-	-	-	93	4,747
COGS	(5,789)	(1,832)	(53)	(386)	(49)	(301)	849	(7,560)
Gross profit	1,917	776	24	206	(2)	174	(90)	3,005
DGA/DVE	(313)	(87,03)	(8)	(34)	(8)	(69)	(132)	(651)
Depreciation	301	242	8	126	4	57	(95)	643
Proportional EBITDA of joint contr.	-		-	-	-	-	265	265
Adjusted EBITDA	1,905	931	24	298	(6)	163	(52)	3,263

Result 3Q21 (BRL million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,627	2,804	70	508	66	387	(1,216)	10,246
Domestic Market	5,508	970,76	70	508	66	387	(1,491)	6,020
Foreign Market	2,118	1,833	-	-	-	-	275	4,226
COGS	(4,736)	(1,883)	(53)	(325)	(38)	(229)	1,322	(5,942)
Gross profit	2,891	920	17	183	29	159	106	4,305
DGVA	(302)	(69,74)	(7)	(34)	(9)	(61)	(281)	(762)
Depreciation	265	193	9	111	4	45	(94)	533
Proportional EBITDA of joint contr.	-		-	-	-	-	220	220
Adjusted EBITDA	2,854	1,043	19	260	24	143	(49)	4,295

Steel Result

According to the World Steel Association (WSA), global crude steel production totaled 450.0 million tons (Mt) on 3Q22, representing a drop of 2.5% compared to the same period in 2021, also reflecting the effects of the conflict between Russia and Ukraine and its direct developments for the lowest volume of production in European countries. China produced 56.1% of the global volume (252.3 Mt), which corresponds to an increase of 3.1 p.p. in relation to the same period of 2021, mainly as a result of the September performance where it was possible to verify a seasonal return of demand and low inventories, in addition to the lower production observed in Europe. In the accumulated year-to-date, however, there is a 3.7% drop in the volume produced in China, reflecting the direct impact of production interruptions due to the Covid Zero Policy, in addition to the lower dynamism of the real estate market, which reduced the consumption of steel in China throughout 2022. Despite this situation, the Chinese government has sought to increase investment in infrastructure through economic stimulus that should keep demand at a satisfactory level by the end of this year. On the other hand, Brazil accrued a YTD production of 25.9 Mt, which corresponds to an annual reduction of 5.3%, as a result of the cost pressures faced by the industry, and a more difficult comparison basis due to the strong volumes seen last year.

Steel Production (thousand tons)

Regarding to CSN, plate production on 3Q22 totaled 1,027 Kton, a performance 15.4% higher than in the previous quarter. In turn, the production of flat laminates, our main market, reached 911 Kton, an increase of 18.7% compared to 2Q22, due to the normalization of the production process since the previous quarter was impacted by planned maintenances.

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3Q22 RESULTS

Sales Volume (Kton) - Steel

Total sales reached 1,160 Kton on the third quarter of 2022, a volume 18.2% higher than in the same period of last year. When analyzing the behavior in the different markets, it is perceived that domestic sales were the main responsible for this growth by adding 859 thousand tons of steel products, an increase of 18.7% compared to 2Q22, as a result of a very resilient demand and more competitive prices. In the foreign market, 3Q22 sales totaled 301 thousand tons and were 12% lower than those realized in 2Q22, as a consequence of a weaker sales volume verified in Europe, affecting the results of SWT and Lusosider. In the quarter, 22 Kton were exported directly and 279 Kton were sold by subsidiaries abroad, 62 Kton by LLC, 159 Kton by SWT and 58 Kton by Lusosider.

In relation to the total sales volume in 3Q22 compared to the previous quarter, the construction (+49%), distribution (+37%) and automotive (+9.5%) segments were the main positive highlights of the period and ended up compensating for the still uncertain period lived by the home appliances sector and industry, mainly in the State of São Paulo.

According to ANFAVEA (National Association of Motor Vehicle Manufacturers), the third quarter production registered 665,000 units, an increase of 12% compared to the last quarter and 32% compared to the same period of the previous year. The Association also projects a year growth of 4.1% in 2022, with a production of 2,340,000 vehicles’ units, which shows that the segment has already begun to overcome the difficulties faced in the last 2 years.

According to the Brazil Steel Institute (IABr) data, crude steel production in the third quarter was 8.407 Mton, a performance 10.6% lower than in the same period last year. Apparent Consumption was 5.9 Mton, a 10.1% retraction compared to 3Q21. In turn, the Steel Industry Confidence Indicator (ICIA) for September was 53.4 points, an increase of 8.0 p.p. compared to June and above the 50-point break line, indicating greater confidence for the next six months in the local market.

According to IBGE data, the production of home appliances (white line) for the months of July and August recorded a decline of 18.6% compared to the same period of last year. For this year, the white line market is expected to have a weaker performance after the strong sales volume seen in the sector in 2020 and 2021.

Sales by Market Segment

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3Q22 RESULTS

•	Net revenue in Steel reached BRL 7,698 million in 3Q22, a stable performance compared to the previous quarter. As previously commented, the intense increase in commercial activity ended up being offset by the reduction in domestic price, generating this marginally lower revenue. In the sense, the average price of 3Q22 in the domestic market was 9% lower than that of 2Q22, a performance that accompanies the weaker dynamics of international prices. In turn, the price of the foreign market was 5.5% lower compared to last quarter, a performance driven by the economic slowdown in Europe.

•	The plate cost in 3Q22 reached BRL 4,133/t, representing a 6% decline compared to the previous quarter as a result of the higher dilution of fixed costs due to the higher production volume, despite the 7% increase in raw material costs and overall manufacturing costs (mainly natural gas).

•	The steel’s Adjusted EBITDA reached BRL 1,251 million in 3Q22 and was 34.3% lower than in 2Q22, with an EBITDA Margin of 16.3% (-8.5 p.p.). Despite the lower profitability and the higher cost pressure in production, the Company was able to sustain its margins at a very reasonable level and with a tendency to recover at the end of the year, as it is already possible to see a drop in the costs of the main raw materials.

Adjusted EBITDA and Steel Margin (BRL MM and %)

Mining Result

In 3Q22, concerns about the Chinese market and the sustainability of growth continued to dictate the pace of iron ore prices in the international market. The quarter in China was still marked by heat waves that led to a water crisis and increased the cost of energy. In addition, the continuous stoppages resulting from Covid Zero policy and the continuing crisis in the real estate market were other components that increased instability and mitigated the government's efforts to bring, through incentive packages and credit concessions, greater economic dynamism. In addition, the quarter was also marked by the ongoing conflict between Russia and Ukraine, by the maintenance of inflationary pressures and by the increase in interest rates that jointly helped to increase concerns about the global demand for iron ore. In the midst of this context, the price of iron ore underwent a greater adjustment at the beginning of the quarter, ending 3Q22 with an average of US$ 103.31/dmt (Platts, Fe62%, N. China), 25.1% lower than the 2Q22 (US$ 137.9/dmt), and 36.6% below 3Q21 (US$ 162.94/dmt).

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3Q22 RESULTS

In relation to sea freight, the BCI-C3 Route (Tubarão-Qingdao) presented an average of US$ 24.03/wmt in 3Q22, which represents a significant contraction of 21% in relation to the cost of the previous quarter, as a reflection of the normalization and better logistics organization of the transoceanic market, in addition to the lower pressure on fuel costs.

•	Iron ore production totaled 9,625 thousand tons in 3Q22, representing an increase of 16% compared to 2Q22, as a result of the increase in the performance of projects integrated to the Central Plant and lower rainfall volume that allowed an improvement in production and efficiency in the Company's mines.

•	Sales volume reached 9,095 thousand tons in the 3Q22, a performance 20.1% higher than the previous quarter as a consequence of the higher volume produced and the drier period observed throughout the quarter, enabling an increase in port shipments. To contextualize this performance, the sales volume to the foreign market was 19% higher than in the previous quarter.

•	Net revenue totaled BRL 2,527 million in 3Q22 and was 3.1% lower than in the last quarter, as a result of a lower price realization that ended up offsetting the higher sales volume presented in the period. Unitary net revenue was US$ 53.23 per wet ton, a 25.8% decline against 2Q22, a performance that reflects not only the lower price of the benchmark index, but also the impact of the provisioned prices realization in the previous quarters given the high volatility presented in the period. These factors were partially offset by a better product mix with a higher share of own production in relation to third-party purchases, quality improvement and reduction in freight costs during the quarter.

•	In turn, the cost of products sold from mining totaled BRL 1,800 million in 3Q22, a 1.7% decline compared to the previous quarter, as a result of lower rail and port transport costs, in addition to the reduction in demurrage. On the other hand, C1 Cost reached US$ 19.4/t in 3Q22, and was 20% lower when compared to 2Q22, reflecting not only the lower logistics costs, but also the greater dilution of fixed costs due to the increase in the volume produced.

•	Adjusted EBITDA reached BRL 916 million in 3Q22, with a quarterly EBITDA Margin of 36.3% or 0.5 p.p. lower than that recorded in 2Q22. This stability in the EBITDA Margin is a direct result of exogenous factors and high volatility in the price of iron ore throughout the year. On the other hand, when observing the decline in the cost of production and freight, there is a more optimistic outlook regarding the increase in profitability for the coming quarters.

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3Q22 RESULTS

Cement Result

Throughout 3Q22, the cement segment maintained the strong dynamism presented in the previous quarter, packed by consumption-friendly movements, with the increase in Brazil aid, GDP growth and the decrease in inflationary impact. This combination of factors eventually offset higher interest rates and the slow recovery in wages, which make credit and new loans more difficult. According to the National Cement Industry Union (SNIC), cement sales reached 16.97 Mton in 3Q22, 6.7% higher than the previous quarter, but still 3.0% below the same period in 2021. In this context, the real estate market remains an important demand driver, but the segment has also seen a significant increase in sales directed to infrastructure projects. To corroborate this favorable environment, the Industrial Entrepreneur Confidence Index (ICEI), measured by the Brazilian Chamber of the Construction Industry (CBIC), presented values above 50 in all indicators, reaching 60.2 in October.

Regarding to CSN Cimentos, on September 6 the Company completed the acquisition process of LafargeHolcim, now called CSN Cimentos Brasil S.A., consolidating one month of the operating and financial results in the segment performance. Sales on 3Q22 totaled 1,890 Kton, a result 50% higher than the previous quarter, reflecting (i) the incorporation of part of Lafarge's sales in the quarter, and (ii) a positive performance in the other cement operations of the Company which also managed to overcome the strong dynamism observed in the previous quarter.

Sales Volume – Cements (thousand tones)

* LafargeHolcim's operations were integrated in September 2022.

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3Q22 RESULTS

•	Net Revenue reached an all-time high of BRL 778 million in 3Q22, a performance 63.7% higher than last quarter, driven by the solid operating performance observed in the quarter, with increases in production, sales and prices applied in the period, in addition to the incorporation of LafargeHolcim's results.

•	In turn, unitary costs also rose in the quarter, as a result of the increase in the cost of imported coke and distribution freight, which is a result of the global increase in fuel costs.

•	Even so, Adjusted EBITDA in the segment increased 58.4% compared to the previous quarter, reaching BRL 257 million in 3Q22 and with an Adjusted EBITDA Margin of 33.1%, or 1.1 p.p. lower than that seen in 2Q22. This small loss of profitability, even considering cost pressures and integration expenses, reinforces the excellent moment CSN’s cement operation goes through, in addition to highlighting the strong operational improvement that LafargeHolcim's assets have shown since the acquisition was approved.

Logistics Result

Rail Logistics: In 3Q22, net revenue reached BRL 653 million, with an Adjusted EBITDA of BRL 327 million and an Adjusted EBITDA Margin of 50%. Comparing to 2Q22, net revenue increased 10.3% due to the increased volume and prices of goods transported. In the same comparison line, Adjusted EBITDA was 9.8% higher.

Port Logistics: In 3Q22, 431,000 tons of steel products were shipped by Sepetiba Tecon, in addition to 12,000 containers, 32,000 tons of general cargo and 52,000 tons of bulk. Compared to the previous quarter, the Company had a change in its shipment mix, giving more relevance to the overall cargo volume, with a quarterly increase of 672%, against a 76% reduction in the bulk volume. In addition to this variation, the volume of steel products increased by 40% in the period. As a result, the net revenue of the port segment was 11.3% lower than in the last quarter, reaching BRL 69 million in 3Q22 and also impacting the Adjusted EBITDA for the period, which had a margin decrease of 7.8 p.p.

Energy Result

In 3Q22, the energy volume traded generated a net revenue of BRL 48 million, with a negative Adjusted EBITDA of BRL 10 million. Compared to the second quarter of 2022, the net revenue was practically stable, even with lower prices, while there was a small increase in the production cost, generating this negative EBITDA in the quarter.

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3Q22 RESULTS

ESG - Environmental, Social & Governance

ESG COMMITMENTS - CSN GROUP

AXIS	ESG Goals
Natural Capital	Climate Change
✓ Reduction of 10% of CO2 emissions per ton of crude steel by 2035, WSA (World Steel Association) methodology compared to 2018.
✓ Reduction of 20% of CO2 emissions per ton of crude steel by 2035, WSA (World Steel Association) methodology compared to 2018.
✓ Reduction of 28% of CO2 per ton of cement emissions by 2030, reaching 375 kgCO2e/t cement, CSI (Cement Sustainability Initiative) methodology. Equivalent to the target set in the CSI roadmap for the sector in 2050, base year 2020.
✓ Reduction of 30% in CO2 emissions aper ton of ore produced by 2035 (scopes 1 and 2), base year 2019.
✓ Net Zero by 2044 in the emissions of scopes 1 and 2 of CSN Mineração.
Atmospheric Emissions
✓ Reduction of 40% of particulate matter emissions per ton of crude steel produced at UPV by 2030, base year 2019.
Efficiency in Water Use and Effluent Management
✓ Reduce new water consumption for iron ore production by at least 10% per ton of ore produced by 2030 compared to the base year 2018.
Intellectual Capital	Innovation
✓ Between 2020 and 2022, develop two new products/services on the ESG theme.
✓ By 2022, we will conduct six weeks of training in innovation, ESG and Venture Capital in the CSN Group units in relation to 2020.
Governance, Ethics and Compliance
✓ Continuously increase our Compliance Index with the best governance practices provided for in CVM Resolution No. 80/2022 (considered "Practice" and "Partial practice").

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3Q22 RESULTS

Human and Social Capital	Social Responsibility
✓ By 2022, increase by 39% the care of children and adolescents by the Project Garoto Cidadão, by the CSN Foundation, in relation to 2020.
Health and safety at work
✓ Continuously achieve the zero-fatality rate throughout the CSN Group (own and third parties).
✓ Reduce by 30% the frequency rate of accidents (CAF+SAF – own and third parties) by 2030 in the CSN Group compared to 2020 (factor of 1 million HHT).
✓ Reduce by 30% the number of days of sick leave by accident with own employees by 2030 compared to 2021.
Dam Management and Mischaracterization
✓ Perform the complete mischaracterization of the dams built upstream of CSN Mineração by 2030.
Diversity and Inclusion
✓ Achieve 28% female representation in the CSN Group by 2025 compared to 2020.

ESG PERFORMANCE - CSN GROUP

In the third quarter of 2022, CSN maintains its reporting model aligned with relevance and materiality for the Company and its stakeholders, in order to offer greater transparency and access to the main results and ESG indicators, also enabling its monitoring in an agile and effective manner.

Quantitative indicators are presented in comparison with the period that best represents the metric monitoring. Thus, some are compared with the same quarter of the previous year, and others with the average of the previous period, ensuring a comparison based on seasonality and periodicity.

More detailed historical data on CSN's performance and initiatives can be verified in the 2021 Integrated Report, available in the Company's website. The 2021 Integrated Report follows internationally recognized guidelines and frameworks, such as GRI, IIRC, SASB and TCFD, and are presented with due correlation with the Sustainable Development Goals (SDGs) and Principles of the UN Global Compact. The assurance of ESG indicators occurs annually for the closing of the Integrated Report, so the information contained in the quarterly releases is subject to adjustments arising from this process.

It is also possible to monitor CSN's ESG performance in an agile and transparent manner, on our website, through the following e-mail address: esg.csn.com.br

ESG RATINGS

In the third quarter of 2022, the Company received for the 8th consecutive year the GOLD SEAL of the GHG Protocol, which granted the CSN Group the highest level of qualification of its greenhouse gas emission inventories. Also in this period, CSN improved its performance in the Global S&P Rating to 55 points, when the global average of the sector is 21 points. Additionally, it maintained its performance in the MSCI and Mood's ESG - V.E. and TPI (Transition Pathway Initiative) ratings, global initiatives that assess the maturity of companies in relation to ESG themes.

For more information, please visit our website: https://ri.csn.com.br/en	17

3Q22 RESULTS

PERFORMANCE OF THE MAIN ESG TARGETS

	Indicators	Unit	Base Year Indicator	Accrued 2022	Status	Goal	Target
Environmental	Steel Emission Intensity (WSA)¹	tCO2and/t raw steel	2.10 (Base year 2018)	2.00		1.68	2035
	Intensity of Emission Cements (CSI)²	kgCO2and/t cement	519 (Base year2020)	480		374	2030
	Mining Emission Intensity (GHG)3 and 4	kgCO2and ore /t	5.77 (Base year 2019)	7.55		4.04	2035
Social	Frequency Rate[5]	CAF+SAF	2.46 (Base year 2020)	2.02		1.72	2030
Governance	Diversity (women in the functional framework)%		14% (Base year2020)	18.4%		28%	2025

¹ Considers the scope 1+2 emissions and production of the UPV and SWT units.

³ The base year and the target were adjusted because Alhandra came to be considered in the data management of CSN Cimentos.

² Considers the emissions of scopes 1 and 2 divided per ton of iron ore produced at CSN Mineração, according to the methodology of the Brazilian GHG Protocol Program.

4 Considers emissions only from CSN Mining Scope 1 mobile combustion category. They represent 95% of CSN Mineração's Scope 1 emissions, noting that scope 2 emission is zero due to electricity consumption coming from 100% renewable sources. The data reported in the Company's Integrated Report 2021 considers the total emissions of csn mining, scope 1 and 2. The emission intensity was reported 6.58 kgCO2e/ton of ore produced.

5 Rate considers (CAF+SAF - own and third/1 million hours worked).

CLIMATE CHANGE

CSN initiated a study of climate scenarios and review of risk and opportunity management processes. The construction of the scenarios was based on the best market practices using as a basis the reports of the IPCC (2021) and the International Energy Agency, which will enable a more practical decision-making on the issues related to climate change. In September of this year, communication with the Company's senior leadership was reinforced, with periodic monitoring of emission reduction targets and the progress of decarbonization projects.

ENVIRONMENTAL MANAGEMENT

Energy

Sustainability with the purchase of CEEE-G

The acquisition of CEEE-G, completed in October of this year, is in line with CSN's strategy of strengthening its operations in the Energy segment, and also aims to support and strengthen the expansion strategy of its business and its subsidiaries, through investments in renewable energy, through self-sufficiency in electricity, for greater competitiveness of its business. Investment in renewable energy is a fundamental pillar in the Company's sustainability strategy and an important step in the decarbonization journey of its operations.

NATURAL CAPITAL - ENVIRONMENTAL INDICATORS

Air quality CSN¹	Unit	9M21	9M22	Δ%
NOX Emission	t	4,439	3,829	-14%
SOX issue	t	2,278	2,103	-8%
MP issue	t	2,566	2,734	7%

¹ Considers all steel units and cement units in Brazil.

Water Management²	Unit	9M21	9M22	Δ%
Water catchment	LM	61,856	56,161	-9.2%
Water disposal	Ml	52,176	46,494	-21%
Water consumption	Ml	9,680	9,667	-0.1%

² Considers all steel units and cement units in Brazil.

For more information, please visit our website: https://ri.csn.com.br/en	18

3Q22 RESULTS

Water Management	Unit	2021	9M22	Δ%
Intensity by steel production	m³/t raw steel	18.94	15.47	-18%
Intensity per cement production	m³/t cement	0.07	0.08	12%
Intensity by ore production	m³/t ore	0.21	0.23	12%

Waste Management³	Unit	9M21	9M22	Δ%
Waste Class 1	t	21,440	15,652	-27%
Waste Class 2	t	2,372,452	2,382,530	-0.4%
Percentage reuse and co-processing	%	95%	93%	-2%

³ Considers all steel, mining and cement producing units.

DAM MANAGEMENT

In the third quarter of 2022, the decharacterization works of the Vigia Dam advanced with the completion of the structural work. For the next quarters, it is expected the completion of the drainage system, and, with this, the mischaracterization of the dam will be completed.

In September, all stability statements were also renewed of the dams of CSN Mineração e Minérios Nacional, with the exception of the B2A Dam, belonging to Minérios Nacional, which, due to the ongoing stabilization works, showed improvement in its safety factors, and was requested by the Company to ANM, its reclassification from level 2 to emergency level 1.

SOCIAL DIMENSION

HEALTH AND SAFETY AT WORK

2022 SipatMA

In September 2022, the Internal Week for The Prevention of Accidents at Work and Environment (SipatMA) was held in a hybrid format in the various units of the CSN Group. There were five days of awareness-raising actions and lectures with internal and external specialists on health, safety and environment issues. The lectures with online transmission allowed more than 6,000 unique accesses held during the week and a total number of participants estimated at 10,000 people, since in many units were made available screens and auditoriums for employees to have access to the content.

•	Management and monitoring of the health and safety of own employees and third parties

For more information, please visit our website: https://ri.csn.com.br/en	19

3Q22 RESULTS

Health and safety at work¹	9M21	9M22	Δ%
Number of accidents with and without leave (own)	84	71	-15%
Number of accidents with and without leave (third parties)	45	48	7%
Fatality (own)	0	1	-
Fatality (third parties)	1	1	-
Frequency rate of mandatory reporting accidents (factor of 200,000 HHT)	0.47	0.40	-13%
Frequency rate of mandatory communication work accidents (factor 1 MM HHT)	2.33	2.02	-13%
Accident severity rate (factor of 200,000 HHT)	37	67	82%
Accident severity rate (1MM HHT factor)	184	336	82%

¹Considers all csn group units in Brazil.

PEOPLE MANAGEMENT

Corporate University

CSN is considered a school by many of its employees. The Company's potential to create opportunities for professional and personal development is a visible foundation on every page of those who write our history. With this motivation and, in order to complement this journey, CSN incorporated in its educational trajectory the Corporate University, which began in September 2022, building innovative education solutions aligned with organizational competencies and culture.

CSN's Corporate University emerges to strengthen the principles, promoting a meeting between the legacy of success and a continuous and enriching learning process of the Company. The online platform has several contents and training, such as skills of the future, emotional intelligence, among other training straining that will contribute to the development and improvement of skills and competencies fundamental to the career of each professional.

Employment¹	Unit	9M21	9M22	Δ%
Women on staff	%	16.8	18.4	9%
Women in leadership positions	%	10.9	11.8	8%
People with disabilities	%	1.2	1.3	16%
Racial Diversity
• Yellow	%	1.4	1.4	-
• White	%	42.9	41.7	-3%
• Indigenous	%	0.3	0.3	-
• Black	%	14.7	14.8	1%
• Brown	%	37.5	39.1	4%
• Not informed	%	3.1	2.6	-16%
Turnover	%	11.6	14.7	27%

¹ The data do not consider employees "Non-CLT" and "Internship Program".

For more information, please visit our website: https://ri.csn.com.br/en	20

3Q22 RESULTS

VALUE CHAIN

Sustainable Value Chain³	Unit	9M21	9M22	Δ%
Purchases from local suppliers	%	31.6	29	-8%
Local suppliers (Service)%		51.6	50.1	-3%
Local suppliers (Materials)%		27.1	23.3	-14%

³Considers CSN Group in Brazil.

SOCIAL RESPONSIBILITY

On September 21, and in celebration of Tree Day, CSN and the CSN Foundation initiated a week of activities through its Environmental Education Program (PEA). With the support of the Municipal Departments of Education and the Environment Secretariat (SME and SMMA) social and environmental activities were developed directed to the local community of Volta Redonda. A sustainable playground for early childhood education was inaugurated with the participation of students and teachers of the Municipal Center for Early Childhood Education Iracema Leite Nader.

In addition to the events planned for Education, the PEA also had its participation guaranteed in the Internal Week for The Prevention of Accidents at Work and Environment held at the Presidente Vargas Plant. Awareness related to Selective Waste Collection were performed. The end of the week included the planting of 70 native seedlings of Atlantic Forest in the UPV, carried out by employees of CSN, CBSI and the Municipal Environment Department.

The CSN Fundação materializes the SDDs in its programs and projects, with the involvement in the dissemination of knowledge about the 2030 Agenda

At the end of the third quarter of 2022, there was the graduation of the class of the first cycle of the Citizen Mentoring program. This program, developed by the CSN Foundation, aims to increase opportunities for professional development and contribute to the employability of young participants. As a result of this cycle, 84% of the beneficiaries of the program joined the Young Apprentice program of CSN.

	1Q22	2Q22	3Q22
Impacted young people¹	3,483	3,981	3,978
Public cultural initiatives	3,387	69,673	58,406

¹ Young people impacted by the projects Citizen Boy, Empower, Young Apprentice, Internship, Steel Drums and Football

² Public present in the public presentations, carried out by the projects: Garoto Cidadão, Caminhão, Tambores de Aço, Centro Cultural e Histórias que Ficam.

For more information, please visit our website: https://ri.csn.com.br/en	21

3Q22 RESULTS

Capital Markets

In the third quarter of 2022, CSN shares devalued 17.6%, while the Ibovespa rose 11.7%. The average daily value (CSNA3) negotiated at B3, in turn, was BRL 171.4 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) devaluation in the dollar of 18.8%, while the Dow Jones index fell 6.7%. The average daily trading with ADRs (SID) on the NYSE was $14.3 million.

3Q22
Number of shares in thousands	1,326,094
Market Value
Closing Quote (BRL/share)	12.72
Closing Quote (US$/ADR)	2.38
Market Value (BRL million)	16,868
Market Value (US$ million)	3,155
Change in period
CSNA3 (BRL)	-17.6%
SID (USD)	-18.8%
Ibovespa (BRL)	11.7%
Dow Jones (USD)	-6.7%
Volume
Daily average (thousand shares)	11,993
Daily average (BRL thousand)	171,432
Daily average (thousand ADRs)	5,182
Daily average (US$ thousand)	14,262
Source: Bloomberg

Result Conference Call:

Some of the statements contained herein are future perspectives that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and statements made in 'Perspectives'. Current results, performance and events may differ significantly from hypotheses and perspectives and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations, and general competitive factors (globally, regionally or nationally)

For more information, please visit our website: https://ri.csn.com.br/en	22

3Q22 RESULTS

INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousands of Reais

3Q22	2Q22	3Q21
Net Sales Revenue	**10,897,049**	**10,565,922**	**10,246,173**
Domestic Market	6,548,900	5,818,583	6,019,871
Foreing Market	4,348,149	4,747,339	4,226,302
Cost of Goods Sold (COGS)	**(8,358,934)**	**(7,560,441)**	**(5,941,522)**
COGS, no Depreciation and Exhaustion	(7,681,574)	(6,927,822)	(5,417,271)
Depreciation/Exhaustion applied at cost	(677,360)	(632,619)	(524,251)
Gross Profit	**2,538,115**	**3,005,481**	**4,304,651**
Gross Margin (%)	**23%**	**28%**	**42%**
Sales Expenses	(644,262)	(500,702)	(601,284)
General and Administrative Expenses	(142,483)	(139,880)	(152,089)
Depreciation and Amortization in Expenses	(11,673)	(10,272)	(9,095)
Other Net Income (Expenses)	(706,138)	(637,755)	42,191
Equity Income	93,361	54,406	94,989
Operating Income Before Financial Results	**1,126,920**	**1,771,278**	**3,679,363**
Net Financial Results(	(318,494)	(890,012)	(943,426)
Result Before Tax and Social Contribution	**808,426**	**881,266**	**2,735,937**
Income Tax and Social Contribution	(570,794)	(511,935)	(1,411,285)
Net Income (Loss) for the Period	**237,632**	**369,331**	**1,324,652**

For more information, please visit our website: https://ri.csn.com.br/en	23

3Q22 RESULTS

BALANCE SHEET

CONSOLIDATED - Corporate Law - In Thousands of Reais

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3Q22 RESULTS

CASH FLOW

CONSOLIDATED - Corporate Law - In Thousands of Reais

3Q22	2Q22
Net Cash Flow from Operating Activities	**3,115,193**	**2,876,018**
Net income / (Loss) for the year attributable to controlling shareholders	133,391	197,326
Net income / (Loss) for the year attributable to non-controlling shareholders	104,241	172,005
Charges on loans and financing raised	663,415	664,924
Charges on loans and financing granted	(41,507)	(37,686)
Charges on rental liabilities	17,590	17,974
Depreciation, exhaustion and amortization	710,340	662,247
Equity income	(93,361)	(54,406)
Deferred taxes	277,035	(179,392)
Tax, social security, labor, civil and environmental provisions	29,001	4,035
Net monetary and exchange variations	277,189	289,188
Asset and intangible losses	4,168	(1,351)
Update actions - VJR	89,002	823,309
Receivables for indemnification	(422,254)	7,381
Passive environmental provisions and deactivation	(37,078)	11,521
Usiminas Dividends	(2,091)	(103,672)
Provision (Reversal) for consumption and services	(5,261)	14,068
Other provisions	821	13,139
Change in assets and liabilities	**1,909,972**	**894,310**
Accounts receivable - third parties	343,538	1,613,419
Accounts receivable - related parties	21,004	2,410
Inventory	414,546	(565,328)
Dividends and related share credits	2,086	103,672
Taxes to Compensate	(190,846)	(30,300)
Judicial Deposits	(8,703)	(10,011)
Suppliers	(112,607)	(127,848)
Suppliers - Risk Cashed and Forfaiting	1,335,412	164,592
Salaries and social charges	76,754	37,808
Tributes / Refis	(37,555)	98,300
Accounts payable - related parties	(85,669)	54,930
Advance of customers - Glencore	(288,368)	(248,154)
Advances from customers energy contracts	701,157	-
Other	(260,777)	(199,180)
Other payments and receipts	**(499,420)**	**(518,902)**
Interest Paid	(573,729)	(541,188)
Payment of cash flow hedge operations	74,309	22,286
Cash Flow from Investment Activities	**(5,173,049)**	**(1,467,632)**
Investments/AFAC	(157,773)	(142,740)
Fixed Asset Acquisition, investment property and intangible assets	(817,978)	(838,418)
Loans granted - related parties	(3,719)	(3,988)
Financial application, net redemption	80,330	(22,819)
Acquisition of investments Topaz Energética, Santa Ana and Brasil Central	-	(466,153)
Cash received from the investment aquition -Topaz and Santa Ana	-	6,486
Aquisição da CSN Cimentos Brasil	(4,770,354)	-
Cash received in the acquisition of CSN Cimentos Brasil	496,445	-
Cash Flow from Financing Activities	**1,442,403**	**239,565**
Borrowings loans and financing	3,825,815	3,898,559
Amortization loans - main	(2,276,991)	(2,249,197)
Borrowing Cost	(65,624)	(173,768)
Lease amortization	(40,797)	(33,408)
Dividends and interest on equity paid	-	(1,183,573)
Repurchase of debt securities	-	(19,048)
Exchange Variation on cash and cash equivalents	**11,132**	**(24,961)**
Increase (Decrease) in Cash and Cash Equivalents	**(604,321)**	**1,622,990**
Cash and cash equivalents at the beginning of the period	14,923,694	13,300,704
Cash and cash equivalents at the end of the period	14,319,373	14,923,694

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.